Filed by LiveWire Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Harley-Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No.: 001-09183

Date: May 11, 2022

May 10 LiveWire Investor Day - Question & Answer Session Transcript

Unknown

Okay. Great. Thanks, everyone. Same thing, if you could say your name and the firm you’re with, okay? Let’s start over here.

Craig Kennison

Thank you. Craig Kennison from Baird. Just a follow-up to my earlier question. Could you share with us the key milestones for the spin-off into the SPAC transaction, please?

Gina Goetter

Am I on? Key milestones. So we are currently in the back and forth right now with the SEC. So we actually just submitted earlier this week, right, Paul Krause? Did we submit earlier this week? We’re about to submit kind of our, hopefully, our final response back to the SEC. Once that comes back, then we move through the normal closing process and work with the ABIC shareholders to get the deal approved, then we work through the redemption process. And so we are still on track for a Q2 close. Is that what you were thinking when you asked me that question? Is that what you were wanting to hear? Okay.

Craig Kennison

(Inaudible)

Gina Goetter

Oh, got it. You want to talk about the media surrounding it?

Ryan Morrisey

About?

Gina Goetter

The media surrounding on the--

Ryan Morrisey

Oh, yeah. So we’re working now with the exchange, right now, on all the marketing events around it. A lot of those will be local in New York City, of course. We’ll also try to complement those with other things around the country. But that event is coming up relatively soon, so the marketing team is working hard on a whole portfolio of activity around that, some with the exchange and some on our own.

Jochen Zeitz

So expect a big splash.

Unknown

Next question over here.

Robby Alms

One of my questions is how you’re thinking about the LiveWire brand versus the Harley brand, and as you go to market, I would think he would want to lean on Harley-Davidson brand in some cases, but at the same time, separate it. Maybe help us understand what the sort of guardrails are going to be on the approach to achieving this sort of numbers that you guys have given us for units?

Ryan Morrisey

Yeah, why don’t I start off. I mean, from a LiveWire perspective, our mission is to build LiveWire as an independent brand, with its own identity and with its own business model to support that, and with its own set of customers. The benefit that I think we have when we do that is no matter how much we make that the primary mission, we’ll always have the halo of the association with Harley-Davidson. So as hard as I work to stand up a completely standalone brand, you’ll see in the media and otherwise that the opening line is going to tend to be, the electric brand from the lineage of Harley-Davidson, LiveWire.

But what me and the team focus on is building LiveWire as its own brand with its own identity distinct from Harley-Davidson. Then of course, taking advantage of all the associations that we talked about in the presentation. Working with many of the same retailers, a subset of the Harley-Davidson network that’s really focused on electric and aligned with the mission, and then a lot of what Vance talked about in terms of the capabilities. But in terms of our North Star as it relates to that, our mission is to build up a completely independent brand with its own identity.

Robby Alms

And then just a quick follow up, and I keep forgetting to say, this is Robby Alms from BofA Securities. Can you give us sort of what the expectation is from a competitive response to LiveWire and how you’re thinking that competitive landscape will play out in EV?

Ryan Morrisey

Yeah. Well, I mean, first, I guess we’re kind of happy to see the way we’ve rattled some people already. So I think if you take a look at really two segments of competitors, one sort of the big traditional global motorcycle OEMs. I think you’ve seen since we started moving more deliberately in this direction, people sort of rapidly changing their narrative around what they’re up to. Now, fortunately, in this industry, it takes a while to develop an electric bike and if you want to develop a good one, it takes even longer.

So relative to those competitors, we certainly respect the capabilities that they have, the funding that they’ll have to pour into it, obviously global distribution networks and supply chains and otherwise, but we spent a lot of time getting these bikes where they are, and we know they’ve got a long road ahead. So we feel pretty comfortable, and our job is to take this lead that we’ve been given by the fact that Harley-Davidson started thinking about this 12 years ago now, and make sure we run like hell over the next four or five years before some of those first entries come from some of those competitors.

You’re also seeing, obviously, a lot of activity with more pure play companies, smaller companies. And some of those I think, have some real creative ideas and something to really bring new and to offer to the industry. Of course, when they get to distribution and all the things going in the world but supply chain and otherwise, that can be a difficult for a brand in that position to scale. And that’s why we have the benefit of Harley and Kymco to help us get there.

Robby Alms

Thank you.

Jochen Zeitz

But to understand the bike, you really have to ride it. So for those riders in the room, try it out, LiveWire ONE and the Del Mar just have no comparison. I think the difference is that LiveWire ONE has been in the market for quite some time. It’s always the leading product in the EV space and we believe that Del Mar will do exactly that in the middle weight segment.

So it’s an extraordinary bike. You should experience this. In fact, we will be able to show it to you downstairs later on. But in order to really understand it, you need to experience it. And you know what? What made me sort of think about LiveWire as a separate brand is when I was riding my Harley-Davidson in Milwaukee a year and a half ago, everyone was like, wow, what is that? Is that a LiveWire? They didn’t say, is that a Harley-Davidson? They said, is this a LiveWire?

So that made me to believe that we actually already successfully established a brand, and it was just the next logical step to say let’s set it up being part of the lineage of Harley-Davidson but give it its own identity. And to Ryan’s point, target a different consumer, different weight, different kind of innovative consumer that we want to get into the LiveWire brand. And we think that is a great opportunity to lead and innovate in a segment that we can grow and build over time, with all the benefits that we talked about today.

Unknown

Great. Again, please raise your hand for questions.

Brett Andress

Brett Andress, KeyBanc. It looks like that bike shares a lot of the architecture with the original bike. And so I guess my question is, how long did that take to develop? And I’m trying to figure out just maybe the cadence of new product from here and maybe how this could be quicker than the traditional motorcycle pipeline? And then just around any unit expectations for that particular bike?

Vance Strader

You want me to start with that?

Ryan Morrisey

Yeah.

Vance Strader

So first of all, the architectures, interesting that they look similar, but I think as you get closer to the bike and really start studying the details, what you’ll find is there’s very few similarities between the two, very different architectures. The Del Mar, based on the Aero architecture and S2 platform was developed from the ground up. There were plenty of shortcuts that could have been taken, but we decided that this was the one that warranted deep investment.

Starting back in 2018, where we really ramped up spending on developing this product, building our internal capabilities, including starting up our facility in Silicon Valley that we call LiveWire Labs, and pulling in top EV talent from around the globe. What we’ve found is that by taking this pure approach and starting from scratch, we’re able to get to a level of refinement and control of every aspect of the hardware and software that will be a sustained competitive advantage.

Nobody else in the EV industry today, in the motorcycle EVs, has this level of in-house development and control of all of the hardware and software. As I tell the team often, this is likely to be the largest, most complex program we will ever do because we’re doing everything from scratch all at once. So what you’re seeing in the Del Mar and the one that you will ride downstairs, is the culmination of a number of years of significant work. From this point on, everything gets much easier, because everything else is now built upon that foundation that we wholly own at LiveWire.

Jochen Zeitz

And that is a huge competitive advantage because there’s nobody out there that is actually doing that. And therefore, LiveWire ONE, or the previous Harley-Davidson LiveWire, are really no comparison to what you see here. It’s a totally different core competency that we’ve built in-house now. And that will allow us to scale it much quicker than any competitor.

Brett Andress

And did you have unit expectations? And also, maybe I missed it, what’s the price point on that?

Jochen Zeitz

Well, $17,699 for the limited edition, the 100, and then targeted $15,000.

Ryan Morrisey

In terms of unit expectations, we went over unit expectations specifically for that bike, but if you look at the units that are in the S-4, particularly for the period from now until 2024, LiveWire ONE will continue to be a big contributor, but on balance, more will come from the S2 platform. Both this bike and to your, I think it was your earlier point about how quickly can you develop future bikes, because it is a modular architecture, we don’t need to wait five years to see the next bike on the S2 platform. So within that timeframe, you’ll see not just this bike but others to contribute to that platform.

Unknown

Great. Next question.

Joe Altobello

Thanks. Joe Altobello, Raymond James. If you look at the original LiveWire, the MSRP was almost $30,000 This is about half of that. So maybe help us understand what the gross profit looks like from the original to S2.

Gina Goetter

Well, product cost itself has come down a bit from the original. The other thing that is different is our go to market model. So as you think about the overall margin profile of these bikes moving forward, the way that we’re going to market changes how we’re interacting with the dealers and what we’re kind of paying our dealers to sell these products. So the cost itself, relatively kind of stable, but we are able to make up for that price decline given what is happening with the dealer network.

Joe Altobello

Okay.

Vance Strader

And then on Del Mar specifically, I mentioned earlier, 44% reduction in time to assemble the bike. That’s representative of the level of optimization and simplification that’s gone into the design. So Del Mar cost is significantly below LiveWire ONE cost.

Joe Altobello

Okay. That’s helpful. And just to follow that up on that, any thoughts of going direct, a la Tesla, for example, at some point?

Ryan Morrisey

Not direct with in same way that Tesla would, but the model that we described, essentially as a customer, if you want the Tesla experience, the model today supports that. So what we’ve tried to do is say, we’re going to have a certain amount of customers who might want to go online, they might want to work entirely through their phone, maybe talk to a Guru to answer a few questions, and they’d like the bike to show up in their driveway. And a fair amount of our customers to date fit that category. So we want to make sure that that process is as seamless as possible.

Equally, it’s a very new product and a lot of people want to see it and get on it. And we’ve got a lot of dealers out there that have invested in the fast chargers, they’ve invested in building their team. They understand why EV is so important and understand why we’re asking them to work under a different model than a Harley-Davidson would, for example. So for the customers that want the Tesla experience, it essentially already exists, but for those customers that want to make sure they have a service option nearby, want to have a dealer to bring the bike back to, should they need to, want to test ride it before they buy it, you got that sort of more traditional option as well.

And then we talked a little bit about those Gurus who are essentially the glue that sort of hold that all together. So we’re bringing a lot of leads and intake through our digital engine. We work with that customer to understand their preferences and where they are in their journey and then have a very direct kind of hand holding with the local retail partners to make sure that customer gets the transaction that they’re looking for. But if you want to avoid all that and never go to a store, you can go online and get started this afternoon.

Jochen Zeitz

So look at it as a hybrid model, really. You get the best of both worlds. And I mean, our quantities in comparison to auto are very different. So using the strength of the dealer network and how it provides and picking the best dealers that are suitable for that customer and for that experience, I think is a huge asset that nobody else brings to the table. But then to Ryan’s point, give the choice to the consumer to say, I want to go into a dealership or just want it shipped at home, which the dealer will do. I think that’s quite an extraordinary new model that I haven’t seen in the market yet in the OEM world really.

Joe Altobello

Okay. Thanks.

Unknown

Great. And if you can raise your hand if you have a question, please.

David MacGregor

Thanks. David MacGregor at Longbow Research. Can you just talk about the implied market size that you’re assuming in some of these projections, whether it’s in units or dollars, however you’re comfortable? If there’s any quant you can give us on that. And then secondly, with respect to the dealers again, is there any way you can give us some sense of profile on who these dealers are? What’s the typical experience? Are they existing HOG dealers that are just looking to participate with a separate retail venue? Just any kind of profile you can give us on those guys would be helpful. Thanks.

Ryan Morrisey

Yeah, on the TAM front, we included in our S-4 our view of the look ahead. And we really built that up in a few different ways. One is obviously looking at the key markets that we’re targeting, so North America, Europe and Asia. And then the second is thinking about how the product that will come to market will change over time. So we have a starting point in each of those markets to work from in terms of what bikes are being sold today. And in some cases, that’s instructive and in some cases, it’s less instructive.

So in Asia, for example, there are quite a few two-wheel electric vehicles out there. They’re a pretty far cry from what we’ll be selling in Asia as LiveWire. But we expect the market to grow quite healthily. If we look at all the factors that you see influencing EVs more broadly, we would suggest that each of those factors applies either equally to motorcycles or in some cases even more so. So in terms of the way that it transforms the experience, probably more so than auto. In terms of the serviceability and the cost of ownership of the bike over time, equal. In terms of government support, they’re going to tend to start with four wheels, who are sort of the bigger climate impactors, but almost always you’ll see two-wheel kind of come right behind that.

So we like that side of the equation in terms of what are the market forces that will be there for electric. And then it’s a little bit similar to what you see today in automotive where finally in 2022, you’re seeing enough entries to the market outside of just one player and more price points and sort of more applications to allow the market to sort of meet that demand with a more diverse set of supply. We’re not at that point in 2022 the way auto is but we expect in a few years here we will be.

So optimistic about that TAM, and obviously for us that means a couple things. One, the product plan that we’re talking about and the importance of continuing to push down to some of those price points that give us access to those broader parts of market. But also spending more time in international markets on balance than you might expect from Harley or other OEMs. The second part of your question? Sorry, I forgot.

David MacGregor

Profile on the dealers.

Jochen Zeitz

We’ve been focusing on the Harley dealers that can serve as a customer profile with the more urban centric consumer in mind. And then, obviously from a from a state perspective, we are looking at those states first that have the highest EV adoption rates in the four-wheel space and the two-wheel space, and that would be California, Florida, Texas. And from there, we are taking on other markets.

Europe in particular, with Germany being the largest market, that will be important for us to go online in Germany and Europe next year, because that’s where the adoption actually happens faster than in the U.S. right now. But the focus right now is on those Harley dealers that have the interest, the passion, the energy and the ability to actually successfully help us launch the hybrid model and that’s where the focus has been.

David MacGregor

Thanks.

Gina Goetter

Can I just add one point of color on the TAMs and where our unit projections leave us? I think it was in our original presentation that we had back in December. It was one of the appendix pages if you want to flip back there, but it shows where our unit projections leave us in terms of share. And if you look across all of the markets, within the North American market, we’re relatively in line with where Harley is today. So when you think about the position that we have, the leadership, the head start that Ryan was talking about, us holding that and continuing to maintain as we move forward.

Within Europe, our share there is going to be slightly ahead of where we are today, but that makes sense just given the product segmentation and where LiveWire is going to play compared to where Harley plays within Europe. And the build out of the infrastructure there and the pace with which it’s gonna go, we feel like us, again, having this head start in development gives us a good kind of leading edge to be able to gain that share. Within the APAC market, a very, very low share. The TAM is huge, as Ryan said, that we’re not we’re not going to be playing where those those very, very low bikes. That’s not where we’re choosing to play, but our share will be representative of what we have today for Harley. So just to give it some sort of kind of sense check of where we get to at the end of this. You step back and you look at units versus share, it starts to hang together.

Unknown

Great, one more opportunity for questions if there are any. Okay. Let me turn it back over to Jochen.

CONCLUSION

Jochen Zeitz

Great. Well, thank you very much again, and please come downstairs for those who want to see our Del Mar edition of racing, not really racing, actually. But I’ve been riding this bike now, first time, what was it? Fall of last year in a snowstorm, so it was late fall, rather winter. Although winter turns quickly here in Milwaukee, and it’s just a fabulous experience. It’s it’s like, I didn’t know what to expect really after being a loyal LiveWire ONE customer but it’s an exhilarating experience that delivers more than you could expect. I was blown away by this bike, and I think it’s going to do great things once we get it out there for people to ride it and for the press to test it. So please stick around and if you have any questions we’re here to answer. Thank you.

Ryan Morrisey

Just one more late-breaking word from Jon Bekefy, our head of marketing over here. Probably have about two or three minutes if you want a special edition. 90 of 100 of them have sold since we listed at 12:30, so get working. Thanks, everybody.

Gina Goetter

Thank you.

This presentation (together with oral statements made in connection herewith, the “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between AEA-Bridges Impact Corp. (“ABIC”), LiveWire Group, Inc. (“HoldCo”), LV EV Merger Sub, Inc., Harley-Davidson, Inc. (“H-D”) and LiveWire, EV, LLC (“LiveWire”). By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally during this Presentation is confidential, that you will not distribute, reproduce, disclose and use such information for any purpose other than for the purpose of your firm’s participation in the potential financing, that you will not distribute, reproduce, disclosure or use such information in any way detrimental to LiveWire, HoldCo, H-D or ABIC, and that you will return to LiveWire, HoldCo, H-D or ABIC, delete or destroy this Presentation upon request.

You are also being advised that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information.

The information contained herein does not purport to be all-inclusive and none of LiveWire, HoldCo, H-D or ABIC nor any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in HoldCo. To the fullest extent permitted by law, in no circumstances will LiveWire, HoldCo, H-D or ABIC, or any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of HoldCo, the potential financing or the Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs.

Use of Data

Certain information contained in this Presentation relates to or is based on studies, publications, surveys and LiveWire’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while LiveWire believes its internal research is reliable, such research has not been verified by any independent source and none of LiveWire, HoldCo, H-D or ABIC, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information.

Forward-Looking Statements

Certain statements in this Presentation may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning H-D’s, LiveWire’s or ABIC’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business

Combination will generate returns for shareholders. These forward-looking statements are based on H-D’s, LiveWire’s or ABIC’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside H-D’s, LiveWire’s or ABIC’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against H-D, LiveWire, ABIC or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ABIC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions or the backstop facility contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of LiveWire or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of LiveWire to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for ABIC to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of ABIC’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that H-D, LiveWire and ABIC may be adversely affected by other economic, business, and/or competitive factors; (l) Harley-Davidson’s ability to execute its business plans and strategies, including The Hardwire; (m) LiveWire’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of ABIC, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by HoldCo or ABIC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and H-D, LiveWire, HoldCo and ABIC assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither H-D, LiveWire, HoldCo nor ABIC gives any assurance that either LiveWire or ABIC will achieve its expectations.

Use of Projections

This Presentation contains projected financial information with respect to LiveWire. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither ABIC’s nor LiveWire’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. In preparing and making certain forward-looking statements contained in this presentation, LiveWire and ABIC made a number of economic, market and operational assumptions. LiveWire cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

Additional Information

In connection with the Business Combination, HoldCo and ABIC have filed on February 7, 2022 a registration statement on Form S-4 (File No. 333-262573) (as may be amended from time to time, the “Registration Statement”) as co- registrants that includes a preliminary proxy statement/prospectus of ABIC and a preliminary prospectus of HoldCo, and after the Registration Statement is declared effective, ABIC will mail a definitive proxy statement/prospectus relating to the Business Combination to ABIC’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of ABIC’s shareholders to be held to approve the Business Combination (and related matters). This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. ABIC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the LiveWire, HoldCo, ABIC and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of ABIC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands.

Financial Information

The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement to be filed by ABIC, HoldCo and LiveWire with the SEC.

Participants in the Solicitation

ABIC, HoldCo and LiveWire and their respective directors and executive officers may be deemed participants in the solicitation of proxies from ABIC’s shareholders with respect to the proposed Business Combination. A list of the names of ABIC’s directors and executive officers and a description of their interests in ABIC is contained in ABIC’s final prospectus relating to its initial public offering, dated October 5, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands. Additional information regarding the interests of the participants in the solicitation of proxies from ABIC’s shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

No Offer or Solicitation

This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities (the “Securities”) will not be registered under the Securities Act, and will be offered as a private placement to a limited number of “accredited investors” as defined in Rule 501(a) (1), (2), (3), (5) or (7) under the Securities Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither HoldCo nor ABIC is making an offer of the Securities in any state where the offer is not permitted. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE.

Trademarks and Trade Names

H-D, LiveWire and ABIC own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with HoldCo, LiveWire, H-D and ABIC, or an endorsement or sponsorship by or of HoldCo, LiveWire or ABIC. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that HoldCo, LiveWire or ABIC will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.